EXHIBIT 23.2

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in American Bio Medica Corporation's Registration Statement on Form S-3 Amendment No.1 (File No. 333-89716) of our report dated June 20, 2001 (with respect to Note B July 23,
2001) on our audit of the financial statements included in the Annual Report on Form 10-KSB/A-1 of the Company for the year ended December 31, 2001 and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

Our report contains an explanatory paragraph that states that the Company has experienced recurring net losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might include any adjustments that might result from the outcome of this uncertainty.



Eisner LLP
(formerly Richard A. Eisner & Company, LLP)

New York, New York

June 10, 2002